

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2012

<u>Via Facsimile</u>
Charles C. Mottley
Chief Executive Officer
El Capitan Precious Metals, Inc.
15225 N. 49th Street
Scottsdale, AZ   85254

   Re: El Capitan Precious Metals, Inc
     Form 10-K for Fiscal Year Ended September 30, 2011
     Filed December 29, 2011
     File No. 333-56262

Dear Mr. Mottley:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/Tia L. Jenkins

       Tia L. Jenkins
       Senior Assistant Chief Accountant
       Office of Beverages, Apparel and
       Mining